FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2019

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   ☒                    Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐                    No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Press release issued by Quebecor Inc. and Videotron dated January 7, 2019.

PRESS RELEASE

For immediate release

Jean-François Pruneau appointed President and CEO of Videotron

Montréal, January 7, 2019 — Pierre Karl Péladeau, President and CEO of Quebecor, is pleased to announce the appointment of Jean-François Pruneau as President and CEO of Videotron.

“Since joining Quebecor in 2001, Jean-François has made a major contribution to creating value for the Corporation and its shareholders,” said Pierre Karl Péladeau. “We began working together at that time, when I myself was President and CEO of Videotron. I must say that I have rarely encountered a CFO with such well-developed business instincts and sense for operations. With his clear vision and exceptional skills, he has been able to develop customized strategies that have enabled Quebecor and its subsidiaries, including Videotron, to post strong performances and execute on our ambitious business plan. I am confident that Jean-François is the right person to ensure Videotron’s success going forward.”

“I’m very happy to take up the reins at Videotron, a company that is constantly testing the limits of excellence and is generally acknowledged to have the best customer service,” said Jean-François Pruneau, President and CEO of Videotron. “With Videotron’s solid team, we will continue to focus on the customer experience, innovation and the power of convergence. I am determined to continue growing the company and want to lead Videotron to new heights.”

Jean-François Pruneau had been Senior Vice President and Chief Financial Officer of Quebecor since November 2010. He joined the Corporation in 2001 as Director of Corporate Financing and Assistant Treasurer, and subsequently served as Treasurer and Vice President, Finance of Quebecor, Quebecor Media, Videotron and Sun Media Corporation. In 2015, he received the prestigious “Aces of Finance” award in the “Financial Executive of a Large Corporation” category. Since 2012, he has been Chairman of the Board and a member of the Executive Committee of the Fondation Père Sablon.

Jean-François Pruneau succeeds Manon Brouillette, who announced her departure on October 16, 2018.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Québec-based Quebecor (TSX: QBR.A, QBR.B) employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/Quebecor

Source:

Quebecor

514-380-4572

medias@quebecor.com

Information:

Alexandra Graveline

Public Relations Advisor, Videotron

514-380-7069

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Emilie Duguay
By:	Emilie Duguay
Assistant Secretary

Date:	January 9, 2019